Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 27, 2005


                          Andina Bottling Company, Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                    Santiago
                                      Chile
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                            Form 20-F X Form 40-F ___



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  Yes___ No X
                                           ---

                                 MATERIAL EVENTS

1. Material event relating to the payment of dividends on Class A shares and Class B shares pursuant to and as authorized by the shareholders' meeting held on April 19, 2005.

2. Analysis of results for the nine-months ended September 30, 2005 and 2004 and for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.

                                 MATERIAL EVENT


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8

----------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 149

As authorized by the Regular Shareholders Meeting held April 19th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 149:

a) $4.80 (four pesos and eighty cents) per Series A share; and

b) $5.28 (five pesos and twenty-eight cents) per Series B share.

This dividend will be paid on account of income from the 2005 fiscal year and will be available to shareholders beginning January 26, 2006. The Shareholders Registry will close on January 20, 2006 for payment of this dividend.



Santiago, December 21, 2005



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Interim Consolidated financial statements
September 30, 2005


(Translation of original in Spanish)



CONTENTS

Interim Consolidated balance sheet
Interim Consolidated statement of income
Interim Consolidated statement of cash flows
Notes to the consolidated financial statements



     Ch$      -     Chilean pesos
     ThCh$    -     Thousands of Chilean pesos
     US$      -     United States dollars
     ThUS$    -     Thousands of United States dollars
     R$       -     Brazilian Reais
     ThR$     -     Thousands of Brazilian Reais
     A$       -     Argentine pesos
     ThA$     -     Thousands of Argentinean pesos
     UF       -     Unidades de Fomento (Chilean government inflation-indexed
                    monetary units)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                          For the 9 months ended September 30,
                                                  2005                2004
                                                 ThCh$                ThCh$

TOTAL CURRENT ASSETS                          179,942,091         108,301,600
Cash                                           12,469,208           6,082,444
Time deposits                                  62,730,182                 149
Marketable securities (net)                    19,719,992          24,947,113
Trade accounts receivable (net)                21,493,547          22,897,895
Notes receivable (net)                          6,134,284           6,650,872
Other receivables (net)                        12,650,319           7,705,160
Notes and accounts receivable
  from related companies                          165,004                   0
Inventories (net)                              21,040,422          24,804,322
Recoverable Taxes                              11,660,528           5,189,094
Prepaid expenses                                2,167,838           2,242,718
Deferred Income Taxes                                   0             188,580
Other current assets                            9,710,767           7,593,253
TOTAL PROPERTY, PLANT & EQUIPMENT             142,468,952         168,164,932
Land                                           12,310,115          15,340,914
Buildings & improvements                       86,910,927          97,774,591
Machinery and equipment                       206,245,291         224,698,454
Other property, plant & equipment             196,283,332         204,990,117
Technical reappraisal of property,
  plant & equipment                             1,990,685           1,990,649
Depreciation                                 (361,271,398)       (376,629,793)
TOTAL OTHER ASSETS                            233,866,450         324,331,879
Investments in related companies               20,469,985          19,802,097
Investments in other companies                     54,507              56,963
Goodwill                                       75,041,866          95,823,922
Long-term receivables                             150,377              56,404
Long-term notes and accounts
  receivable from related companies                81,820              85,739
Long-term Deferred Income Taxes                   117,477                   0
Intangibles                                       422,388           3,023,799
Amortization                                     (235,695)         (2,775,462)
Others                                        137,763,725         208,258,417
TOTAL ASSETS                                  556,277,493         600,798,411

                                           For the 9 months ended September 30,
                                                  2005                2004
                                                 ThCh$                ThCh$

TOTAL CURRENT LIABILITIES                     170,048,086         110,172,064
Short-term bank liabilities                    83,438,463          19,207,248
Current portion of long-term bank
  liabilities                                     579,820           1,263,304
Current portion of bonds payable               17,703,551          18,730,127
Dividends payable                               4,001,708           4,085,496
Accounts payable                               31,799,684          34,479,051
Other creditors                                 3,000,049           3,868,254
Notes and accounts payable to related
  companies                                     5,873,494           5,625,528
Provisions                                        473,237           8,184,063
Witholdings                                     9,523,514           8,814,814
Income taxes payable                            7,050,653           3,559,052
Unearned income                                   267,348              71,750
Deferred income taxes                           1,020,742                   0
Other current liabilities                       5,315,823           2,283,377
TOTAL LONG-TERM LIABILITIES                   135,477,134         192,504,065
Long-term bank liabilities                        629,239          51,408,085
Bonds payable                                 104,135,708         119,303,185
Other creditors                                   157,700             182,483
Provisions                                     22,846,052          13,705,292
Deferred Income Taxes                                   0             627,992
Other long-term liabilities                     7,708,435           7,277,028
MINORITY INTEREST                                      54              52,031
TOTAL SHAREHOLDERS' EQUITY                    250,752,219         298,070,251
Paid-in capital                               191,027,986         191,959,830
Revalued capital reserves                       4,584,672           3,647,237
Other reserves                                  5,129,797          27,644,730
Retained earnings                              50,009,764          74,818,454
Accumulated earnings                           26,087,654          58,029,492
Net income for the period                      31,635,491          24,721,904
Interim dividends                               (7,713,381)         (7,932,942)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY      556,277,493         600,798,411

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                           For the 9 months ended September 30,
                                                  2005                2004
                                                 ThCh$                ThCh$

OPERATING INCOME                               47,305,896          39,771,496
Gross Margin                                  128,607,058         114,904,874
Net Sales                                     333,674,601         306,825,053
Cost of sales                                (205,067,543)       (191,920,179)
Administrative and selling expenses           (81,301,162)        (75,133,378)
NON OPERATING INCOME AND EXPENSE              (10,632,730)        (12,704,776)
Financial Income                               20,153,199          11,068,299
Equity in earnings of equity investments          720,517             962,726
Other non-operating income                      3,996,563             319,565
Equity in losses of equity investments           (235,193)            (81,019)
Amortization of goodwill                       (4,822,818)         (5,764,928)
Financial Expenses                            (15,907,217)        (15,954,250)
Other non-operating expenses                   (6,212,141)         (6,580,505)
Price level restatement                           456,639           1,209,554
Foreign exchange gains                         (8,782,279)          2,115,782
Income before income taxes and
  extraordinary items                          36,673,166          27,066,720
Income tax expense                             (5,037,675)         (2,343,304)
Income before minority interest                31,635,491          24,723,416
Minority interest                                       0              (1,512)
NET INCOME                                     31,635,491          24,721,904
NET INCOME FOR THE PERIOD                      31,635,491          24,721,904

RECONCILIATION OF NET INCOME TO
NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES


                                                For the nine months ended
                                                       September 30,
                                                  2005                2004
                                                 ThCh$                ThCh$

NET CASH PROVIDED BY OPERATING
  ACTIVITIES                                   61,728,897          60,798,186
Collection of trade receivables               480,885,945         445,485,923
Financial income received                      10,508,674           9,236,711
Dividend & other distributions received         1,392,943           3,764,605
Other income received                              24,560                   0
Payments to suppliers and personnel          (351,116,960)       (317,920,979)
Interest paid                                 (17,041,810)        (13,501,811)
Income taxes paid                              (4,143,072)         (2,462,193)
VAT and other tax payments                    (58,781,383)        (63,804,070)
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES                                  (50,871,780)        (35,210,020)
Borrowings                                     52,648,879          35,382,398
Other sources of financing                             83                   0
Dividend distribution                         (68,021,570)        (43,113,287)
Loan payments                                 (29,609,968)        (21,660,311)
Bond payments                                  (5,889,204)         (5,818,820)
NET CASH PROVIDED BY (USED IN) INVESTMENT
  ACTIVITIES                                   (1,042,272)        (43,627,441)
Proceeds from sales of property, plant and
  equipment                                       967,378             686,863
Proceeds from sales of other investments       39,262,396          22,949,337
Other investment income                                 0             601,772
Additons to property, plant & equipment       (17,354,340)        (19,128,967)
Permanent investments                                   0         (10,467,297)
Investments in financial instruments          (23,917,706)        (38,269,149)
TOTAL NET CASH FOR THE PERIOD                   9,814,845         (18,039,275)
EFFECT OF INFLATION ON CASH AND CASH
  EQUIVALENTS                                   2,043,252            (448,807)
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                  11,858,097         (18,488,082)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD                                       26,493,462          43,235,287
CASH AND CASH EQUIVALENTS AT END OF PERIOD     38,351,559          24,747,205

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 For the nine months ended
                                                        September 30,
                                                  2005                2004
                                                 ThCh$                ThCh$

NET INCOME                                    31,635,491           24,721,904
Income on sale of assets:                       (289,258)             131,832
Gain on sale of property, plant and
  equipment                                     (287,363)             143,570
Gain on sale of investements                      (1,895)             (11,738)
ADJUSTMENTS TO NET INCOME THAT DO NOT
  REPRESENT MOVEMENTS OF CASH                 36,995,940           29,728,382
Depreciation                                  22,746,644           26,736,895
Amortization of intangibles                      239,523              260,908
Write-offs and provisions                      4,704,027              839,859
Equity in earnings of equity investments        (720,517)            (962,726)
Equity in losses of equity investments           235,193               81,019
Amortization of goodwill                       4,822,818            5,764,928
Price-level restatement                         (456,639)           1,332,484
Foreign exchange gains, net                    8,782,279           (4,657,821)
Other credits to income that do not
  represent cash flows                        (3,379,041)                   0
Other charges to income that do not
  represent cash flows                            21,653              332,836
CHANGES IN OPERATING ASSETS                  (17,975,988)          11,547,572
(Increase) decrease in trade accounts
  receivable                                   8,021,656            8,684,936
(Increase) decrease in inventories              (874,781)           2,837,757
(Increase) decrease in other assets          (25,122,863)              24,879
CHANGES IN OPERATING LIABILITIES              11,362,712           (5,333,016)
Increase (decrease) in accounts payable
  related to operating income                 (2,287,429)          (9,063,369)
Increase (decrease) in interest payable        6,770,213            1,961,383
Increase (decrease) in income taxes payable      864,808              378,357
Increase (decrease) in other accounts
  payable related to non-operating income      4,639,102            1,037,926
Increase (decrease) in Valued Added Tax
  and other similar items                      1,376,018              352,687
Minority interest                                      0                1,512
NET CASH PROVIDED BY OPERATING ACTIVITIES     61,728,897           60,798,186


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2005 and are compared to the same period in 2004.

b) Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.0% according to CPI and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions therebetween and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages
The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                   Company Name                 Ownership Interest
                                         September 30, 2005        Sep 30, 2004
                                       Direct  Indirect    Total      Total
ABISA CORP S.A.                          0.00     99.99    99.99      99.99
ANDINA BOTTLING INVESTMENTS S.A.        99.90      0.09    99.99      99.99
ANDINA INVERSIONES SOCIETARIAS S.A.     99.99      0.00    99.99      99.90
ANDINA BOTTLING INVESTMENTS DOS S.A.    99.90      0.09    99.99      99.99
EMBOTELLADORA DEL ATLANTICO S.A.         0.00     99.99    99.99      99.99
ENVASES MULTIPACK S.A.                   5.00     94.99    99.99      99.99
RIO DE JANEIRO REFRESCOS LTDA.           0.00     99.99    99.99      99.99
SERVICIOS MULTIVENDING LTDA.            99.90      0.09    99.99      99.99
TRANSPORTE ANDINA REFRESCOS LTDA.       99.90      0.09    99.99      99.99
VITAL S.A.                               0.00     99.99    99.99      99.99
RJR INVESTMENTS CORP S.A.                0.00     99.99    99.99      99.99

On August 11, 2003, the name of the company was changed to RJR Investments Corp. S.A. by public deed.

On August 18, 2004, the decision was made to increase the corporate capital of the company to US$22,000,000 and to increase the paid-in capital of the company through a contribution amounting to US$21,999,000.

e) Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the official indexes of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to 2.4% for the period December 1, 2004 to August 31, 2005 (1.9% for the same period of the previous year).

f) Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at the close of the financial statements. Adjustable balances have been adjusted according to the adjustment index of the line or the index agreed upon for such purpose.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

                                              2005           2004
                                              ----           ----
                                               Ch$            Ch$
Unidades de Fomento           (UF)       17,717.56      17,190.78
United States dollars         (US$)         529.20         608.90
Argentine pesos               (A$)          181.86         204.26
Brazilian Real                (R$)          238.14         213.01

g) Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each end of period.

Investments in bonds with a preestablished value are valued at the adjusted cost, plus accrued interest.

h) Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or its subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The gain on the technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Gain on Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate and a capitalization period using the staff's expected length of service to their retirement date.

s) Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t) Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u) Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v) Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x) Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

Type of Instrument               Accounting value for the nine months ended
                                               September 30,
                                        2005                      2004
                                        ThCh$                     ThCh$
 Bonds                                  7,287,377             6,282,501
 Mutual funds                           9,738,905            10,480,041
 Investment funds                       2,693,710             8,184,571
 Total Marketable Securities           19,719,992            24,947,113

Fixed Income                             Date
                                 Purchase     Maturity       Par    Accounting Value
                                                            Value      Amount  Rate   Market Value
                                                                        ThCh$            ThCh$
CLN CEMEX                      Dec 18, 2002 Dec 18, 2005    898,916    898,916 5.850%    899,317
CLN CEMEX                      Dec 24, 2002 Dec 18, 2005  3,691,230  3,691,230 5.850%  3,692,876
BONO TELEFONOS DE MEXICO S.A.  Dec 10, 2001 Jan 26, 2006  2,658,423  2,697,231 8.250%  2,678,351



Investment Funds                                    Balance as of
                                                 September 30, 2005
                                                        ThCh$
Citi Institutional Liquid Reserves Limited                159,352
Boston Select Mutual Fund                               2,501,167
Citicorp Mutual Fund                                    2,962,336
Banchile Mutual Fund                                    3,001,050
Santander Tesoreria Mutual Fund                         1,115,000
Total                                                   9,738,905

NOTE 5 - SHORT- AND LONG-TERM RECEIVABLES

95.16% of the portfolio of receivables corresponds to the soft drink business and 4.84% to the container business. The receivables had a turnover equivalent to 9.57 times (8.62 times in 2004).

The increase of the Other Creditors account corresponds to prepayments made to our sugar suppliers in Chile.


                                                           Current
                     -----------------------------------------------------------------------------------
                                            More than 90 days up
                         Up to 90 days            to 1 year         Subtotal    Total Current (net)          Long Term
                         -------------      ---------------------   --------    -------------------          ----------
                      Sep. 30,   Sep. 30,     Sep. 30,    Sep. 30,    Sep. 30,    Sep. 30,   Sep. 30,    Sep.      Sep. 30,
                        2005       2004         2005        2004        2005        2005       2004     30, 2005     2004
                        ThCh$      ThCh$        ThCh$       ThCh$       ThCh$       ThCh$      ThCh$      ThCh$      ThCh$

Trade receivables    21,564,603  20,987,643    1,398,506   1,910,252  22,963,109 21,493,547  22,897,895         0          0
Allowance for                 0           0            0           0   1,469,562          0           0         0          0
  doubtful accounts
Notes receivable      6,062,174   5,317,046      493,021   1,333,826   6,555,195  6,134,284   6,650,872         0          0
Allowance for                 0           0            0           0     420,911                                0          0
  doubtful accounts
Other receivables    12,181,047   7,627,989      555,650      77,171  12,736,697 12,650,319   7,705,160   150,377     56,404
Allowance for                 0           0            0           0      86,378          0           0         0          0
  doubtful accounts
                                                                                    Total long term       150,377     56,404
                                                                                      receivables

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Notes and accounts receivable

            Company                          Short Term                      Long Term
                                   September 30,   September 30,   September 30,      September 30,
                                        2005          2004              2005             2004
                                        ThCh$         ThCh$             ThCh$            ThCh$
COCA COLA DE CHILE S.A.                      0            0             30,657          85,520
CENTRALLI REFRIGERANTE S.A.                  0            0             51,163             219
COCA COLA DE ARGENTINA S.A.            165,004            0                  0               0
TOTAL                                  165,004            0             81,820          85,739


Notes and accounts payable

            Company                          Short Term                      Long Term
                                   September 30,   September 30,   September 30,      September 30,
                                        2005          2004              2005             2004
                                        ThCh$         ThCh$             ThCh$            ThCh$
COCA COLA DE CHILE S,A,               1,377,596       418,416                0                 0
ENVASES DEL PACIFICO S,A,               205,485       276,882                0                 0
RECOFARMA INDUTRIAS DO AMAZONAS LTDA, 1,452,335       123,144                0                 0
COCA COLA DE ARGENTINA S,A,                   0     1,225,535                0                 0
ENVASES CMF S,A,                      2,284,010     2,948,925                0                 0
ENVASES CENTRAL S,A,                    542,260       632,626                0                 0
CICAN S,A,                               11,808             0                0                 0
TOTAL                                 5,873,494     5,625,528                0                 0

c) Transactions with related companies were as follows:

          Company               Relation         Transaction                    September 30, 2005      September 30, 2004
                                                                                 Effect on Income        Effect on Income
                                                                              Amount                  Amount
                                                                                      ((charge)/credit)       ((charge)/credit)
ENVASES CENTRAL S.A.         Equity investee    Sales of raw materials and    673,598             0    562,392             0
                                                supplies
-                            -                  Finished product purchases  9,086,127             0  8,677,317             0
COCA-COLA DE CHILE S.A.      Shareholder                                    1,341,946             0  1,928,591             0
                             Related            Sales of advertisment
-                               -               Concentrate purchases      26,932,295             0 33,039,753             0
                                -               Payement of advertising     1,372,524    (1,372,524) 1,536,871    (1,536,871)
                                                participation
                                                Water source rental         1,145,691    (1,145,691) 1,015,843    (1,015,843)
-                               -               Others                         10,924             0     23,840             0
ENVASES DEL PACIFICO S.A.    Director in        Purchase of raw materials     563,547             0    676,497             0
                             common
RECOFARMA INDUSTRIAS DO      Equity             Concentrate purchases      20,995,730             0 18,603,731             0
AMAZONAS LTDA.               investee
-                               -               Reimbursements and other      211,140      (211,140)   122,416      (122,416)
                                                purchases
                                -               Payment marketing sales     1,708,707    (1,708,707) 2,659,770    (2,659,770)
                                                promotions
ENVASES CMF S.A.             Equity             Container purchases         2,711,121             0  4,558,756             0
                             investee
                             -                  Purchase of raw materials   7,848,386             0  4,437,499             0
SERVICIOS Y PRODUCTOS PARA   Shareholder        Concentrate purchases      14,201,685             0 12,869,230             0
BEBIDAS REFRESCANTES         Related


NOTE 7 - INVENTORIES

Inventories at each end of period consisted of the following:

                                          September 30, 2005                             September 30, 2004
                                 Gross       Obsolescence        Net             Gross       Obsolescence        Net
                                 value        provision         Value            value        provision         Value
                                 -----        ---------         -----            -----        ---------         -----
                                 ThCh$          ThCh$           ThCh$            ThCh$          ThCh$           ThCh$
Finished products               9,604,641      (64,688)       9,539,953        7,743,791      (107,612)       7,636,179
Products in process               116,402             0         116,402           75,088              0          75,088
Raw Materials                  10,333,396      (62,732)      10,270,664       13,004,985      (109,036)      12,895,949
Raw Materials in Transit        1,113,403             0       1,113,403        4,197,106              0       4,197,106
Total                          21,167,842     (127,420)      21,040,422       25,020,970      (216,648)      24,804,322

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

At the closing of the period 2005 and 2004, the Company does not present taxable profits funds or non-taxable profits. (Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).
Deferred income taxes at each end of period were as follows:


                                         September 30, 2005                    September 30, 2004
                                     Assets              Liabilities            Assets          Liabilities
                                   Short      Long        Short     Long       Short      Long       Short       Long
                                   Term       Term        Term      Term       Term       Term       Term        Term
                                   ThCh$      ThCh$       ThCh$     ThCh$      ThCh$      ThCh$      ThCh$       ThCh$
Temporary Differences
Allowance for doubtful           468,802      96,405          0          0    429,793     203,063           0          0
  accounts
Vacation provision               197,415           0          0          0    101,306           0           0          0
Production expenses                8,707           0          0          0      7,229           0           0          0
Depreciation of property,              0           0    119,346  4,640,719          0     668,390     106,481  5,009,862
  plant & equipment
Severance indmenities                  0           0     36,818    258,366          0           0       5,277    568,255
Provision for asset write off    233,088     955,473          0          0    135,799   1,111,073           0     33,319
Provision for labor &                  0   4,359,084          0          0          0   2,916,007           0          0
  commercial lawsuits
Tax loss carry-forwards          539,743  11,847,672          0          0    291,277  17,670,519           0          0
Guarantee deposit                      0                      0  2,646,561          0           0           0  2,583,526
Others                           689,016   1,159,420          0          0    687,053   2,910,643      22,248    154,788
Local bond issue expenses              0                      0    179,401          0           0           0    230,781
Contingency allowance                  0   1,840,397          0          0          0   1,181,233           0          0
Social contributions             194,307   2,610,174          0          0    104,859   2,872,885           0          0
Property, plant & equipment            0                      0          0          0           0           0    325,628
  valuation
Accrued interests abroad               0      52,491  3,195,656          0          0           0   1,432,738          0
Others
------
Complementary accounts, net            0   4,257,992          0  3,202,393      1,992   3,922,817           0  3,990,474
  of amortization
Valuation allowance                    0  14,022,993                                0  21,682,250
Total                          2,331,078   4,640,131  3,351,820  4,522,654  1,755,324   3,928,746   1,566,744  4,556,738

Income tax expense for each year was as follows:

                                                  September 30,   September 30,
                                                      2005            2004
                                                      ThCh$           ThCh$
Current tax expense (tax allowance)                (5,258,317)     (2,047,316)
Tax expense adjustment (previous period)              409,012        559,146
Deferred income tax expense/effect over
  assets or liabilities                              (897,786)      (819,552)
Tax benefit from tax loss carry forwards                    0         41,599
Amortization  of deferred income tax asset
  and liability complementary accounts             (1,065,967)       (331,069)
Deferred income tax expense/effect over
  assets or liabilities due to changes in
  the valuation allowance                           1,845,740         563,504
Other charges or credits                              (70,357)       (309,616)
Total                                              (5,037,675)     (2,343,304)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

Other Current Assets at each end of period was as follows:

                                        September 30, 2005   September 30, 2004
                                               ThCh$                ThCh$
Supplies                                    4,743,966            4,121,467
Accrued interest on long-term bonds         1,229,368            1,630,872
Cross currency swap effects                 3,149,745            1,074,346
Bond placement expenses and discount          329,591              243,355
Advertising contracts                          60,632              338,797
Others                                        197,465              184,416
Total                                       9,710,767            7,593,253


NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile    : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina: Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil   : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu, Espirito
           Santo and Vitoria.

Principal components of property, plant and equipment at each end of period are as follows:

                                              Balances at September 30, 2005            Balances at September 30, 2004
                                                                   Net property,                              Net property,
                                                    Accumulated       plant &                  Accumulated       plant &
                                          Assets    Depreciation     equipment      Assets    Depreciation      equipment
                                          ThCh$        ThCh$           ThCh$         ThCh$        ThCh$           ThCh$

Land                                     12,310,115             0     12,310,115   15,340,914             0      15,340,914
Buildings and improvements               86,910,927   (36,185,471)    50,725,456   97,774,591   (37,753,748)     60,020,843
Machinery and equipment                 206,245,291  (157,922,851)    48,322,440  224,698,454  (177,503,686)     47,194,768
Other property, plant and equipment     196,283,332  (166,567,211)    29,716,121  204,990,117  (160,786,512)     44,203,605
Technical reappraisal of property,        1,990,685      (595,865)     1,394,820    1,990,649      (585,847)      1,404,802
  plant & equipment
Total                                   503,740,350  (361,271,398)   142,468,952  544,794,725  (376,629,793)    168,164,932

Other property, plant and equipment at each end of period were as follows:

                                                Balances at September 30
                                                    2005          2004
                                                    ----          ----
                                                    ThCh$        ThCh$
Furniture and tools                              106,939,627  107,578,651
Refrigerating equipment, promotional
  items and other minor assets                    55,295,040   58,158,320
Containers                                        17,515,768   19,215,910
Other                                             16,532,897   20,037,236
Total other property, plant and equipment        196,283,332  204,990,117



Gain on Technical reappraisal of property, plant and equipment at each end of period was as follows:

                                  Balances at September 30, 2005            Balances at September 30, 2004
                                                              Net                                      Net
                                                           property,                                property,
                                            Accumulated     plant &                  Accumulated     plant &
                                 Assets     Depreciation   equipment      Assets     Depreciation   equipment
                                 ThCh$         ThCh$         ThCh$        ThCh$         ThCh$         ThCh$
Land                             1,329,544                 1,329,544    1,329,306              0    1,329,306
Buildings and improvements         186,108    (124,610)       61,498      186,101      (120,203)       65,898
Machinery and equipment            475,033    (471,255)        3,778      475,242      (465,644)        9,598
Total                            1,990,685    (595,865)    1,394,820    1,990,649      (585,847)    1,404,802

Depreciation for the period reflected in the Consolidated Statements of Cash Flow is fully recorded under operating income

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.


NOTE 14 - INVESTMENT IN RELATED COMPANIES

Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to ThCh$4,606,133 (historical Chilean pesos), through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series.

Embotelladora Andina S.A. subscribed and paid 929,838 shares for a total contribution of ThCh$879,945 (historical Chilean pesos), holding an ownership interest of 49.91%.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction is reflected in the following chart. This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A. The realized amount is ThCh$52,735 for this period.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

No liabilities have been designated as hedging instruments for investments abroad.

Income likely to be remitted by subsidiaries abroad amounts to US$153.5 million.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.



                                                                                                                  Income (loss)
                                                               Ownership Interest    Equity of companies       for the period
                                                               -------------------  ----------------------   ----------------------
 Company                     Country   Functional  Number of   September  September  September   September   September    September
                                        Currency    Shares     30, 2005   30, 2004    30, 2005     30, 2004   30, 2005    30, 2004
                                                                     %          %       ThCh$       ThCh$        ThCh$      ThCh$
ENVASES CMF S.A.           CHILE       Ch$             28,000     50.00     50.00   34,350,497  34,067,632    1,303,912    772,952
CICAN S.A.                 ARGENTINA   US$              3,040     15.20     15.20    6,273,140   5,026,635    1,688,327    487,245
KAIK PARTICIPACOES LTDA.   BRAZIL      US$         16,098,919     11.32     11.32   12,186,551   8,392,338    4,098,086  7,686,524
ENVASES CENTRAL S.A.       CHILE       Ch$          2,429,236     49.91     49.91    4,597,849   4,715,285     (422,957)    (36,144)
CENTRALLI REFRIGERANTES    BRAZIL      US$              3,005     25.00     25.00            0     393,678            0     54,285
TOTAL


                                                            Partic in net          Unrealized income
                                Accrued income               income (loss)               (loss)           Book value of investment
                             -----------------------   ------------------------  ----------------------   -------------------------
 Company                     September    September    September    September    September    September   September    September
                               30, 2005    30, 2004     30, 2005     30, 2004     30, 2005     30, 2004    30, 2005     30, 2004
                                 ThCh$       ThCh$         ThCh$        ThCh$     ThCh$        ThCh$        ThCh$         ThCh$
ENVASES CMF S.A.                 (4,119)     (81,019)   17,175,249   17,033,817   1.115.232    1.179.764   16.060.017    15.854.053
CICAN S.A.                      256,626       74,061       953,517      764,049           0            0      953.517       764.049
KAIK PARTICIPACOES LTDA.        463,891      870,091     1,379,481      949,988           0            0    1.379.481       949.988
ENVASES CENTRAL S.A.           (231,074)       5,002     2,294,786    2,353,398     217.816      217.809    2.076.970     2.135.589
CENTRALLI REFRIGERANTES               0       13,572             0       98,418           0            0            0        98.418
TOTAL                                                   21,803,033   21,199,670   1.333.048    1.397.573   20.469.985    19.802.097

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.


NOTE 16 - GOODWILL AND NEGATIVE GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

                                           September 30, 2005               September 30, 2004
                                      Amortization        Goodwill     Amortization       Goodwill
                                       during the         balance      during the          balance
                                         period                          period
                Company                   ThCh$            ThCh$          ThCh$             ThCh$
RIO DE JANEIRO REFRESCOS LTDA.         2,635,706        45,216,996     2,821,838         57,188,449
EMBOTELLADORA DEL ATLANTICO S.A.       2,079,388        29,154,589     2,464,331         37,837,542
VITAL S.A.                               107,724           670,281       478,759            797,931
TOTAL                                  4,822,818        75,041,866     5,764,928         95,823,922


NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

Other long term assets at each end of period were as follows:


                                                          2005         2004
                                                         ThCh$        ThCh$
Bonds
   Celulosa Arauco S.A.                               12,071,061   14,253,062
   Enap S.A.                                           9,520,030   11,379,172
   Endesa S.A.                                         8,089,343    9,638,692
   Chile Soberano                                      7,642,614    9,068,007
   Compania Manufacturera de Papeles y Cartones        7,325,862    5,522,168
     S.A.
   Telefonos de Mexico S.A.                            7,095,981    6,990,460
   Codelco S.A.                                        5,443,670    3,480,277
   Mexico Soberano                                     4,968,832   12,235,270
   Petroleos Mexicanos S.A.                            7,561,258   14,694,540
   Banco Scotiabank Sud                                4,474,752    3,200,715
     Americano
   Federal Home Loan Bank (FHLB)                       2,660,196            0
   Brasil Telecom S.A.                                 2,153,935            0
   Raytheon Company                                    2,150,075            0
   International Paper Company                         2,116,800            0
   Alcoa Inc.                                          1,079,569            0
   Banco Santander Santiago S.A.                               0    8,841,797
Time Deposit Deutsche Bank AG                                  0   50,875,062
CLN Enersis Euros                Deutsche Bank AG.     9,750,442   11,956,568
CLN Endesa                       Deutsche Bank AG.     5,381,810    6,359,930
CLN GMAC                         Deutsche Bank AG.     1,721,077    2,032,678
CLN Ford                         Deutsche Bank AG.     1,593,577    1,882,110
CLN Cemex                        DeutscheBank                  0    5,426,524
Cross Currency Swap                                   23,338,838   10,149,672
Judicial Deposits (Brazil)                             4,354,230   10,025,418
Issuance Bond Placement                                3,299,174    3,693,787
Prepaid expenses                                       1,467,261    1,956,862
Non operating assets                                     902,732    3,382,517
Recoverable taxes                                         47,566       55,031
Others                                                 1,553,040    1,158,098
Total                                                137,763,725  208,258,417

NOTE 19 - SHORT-TERM BANK LIABILITIES

Short-term bank liabilities were as follows:

                                  Currency or indexation adjustment
Bank                            US Dollars            Other foreign currencies             TOTAL
                        September      September      September     September      September      September
                        30, 2005       30, 2004       30, 2005      30, 2004       30, 2005       30, 2004
                        ---------      ---------      ---------     ---------      ---------      --------
                          ThCh$          ThCh$          ThCh$         ThCh$          ThCh$          ThCh$
DEXIA BANK BELGIUM        42,687,975              0             0              0     42,687,975              0
BANCO HSBC                28,753,713              0             0              0     28,753,713              0
CITIBANK N.A.              6,204,727              0             0              0      6,204,727              0
DEUTSCHE BANK                      0     17,059,293             0              0              0     17,059,293
BANCO RIO                          0              0     2,898,677              0      2,898,677              0
BBVA BANCO FRANCES                 0              0     1,932,003      2,147,955      1,932,003      2,147,955
BANCO HSBC ROBERTS                 0              0       961,368              0        961,368              0
Total                     77,646,415     17,059,293     5,792,048      2,147,955     83,438,463     19,207,248
Principal Due             76,852,927     16,933,509     5,455,670      2,103,881     82,308,597     19,037,390

Average annual                 5.72%          1.87%         8.92%          7.80%
  interest rate
Foreign currency                             100,00
  liabilities (%)
Local currency
  liabilities (%)

Long term bank liabilities current portion:

                                                Currency or Indexation Adjustment
Bank or Financial Institution            US Dollars                 Other foreign currencies                   TOTAL
                               September 30,    September 30,   September 30,    September 30,    September 30,   September 30,
                              ---------------  --------------- ---------------  ---------------  --------------- --------------
                                   2005             2004            2005             2004             2005            2004
                                   -----            -----           -----            -----            -----           ----
                                    ThCh$           ThCh$            ThCh$            ThCh$           ThCh$            ThCh$
BANCO BOSTON                                 0               0          188,280          168,077         188,280          168,077
BANCO BRADESCO                               0               0                0            8,270               0            8,270
BANCO ITAU                                   0               0           42,123          360,115          42,123          360,115
BANCO SANTANDER                              0               0          349,417          309,663         349,417          309,663
DEXIA BANK BELGIUM                           0         417,179                0                0               0          417,179
Total                                        0         417,179          579,820          846,125         579,820        1,263,304
Principal Due                                0      50,173,360          689,132          742,937         689,132       50,916,297

Annual average interest rate                             6.51%           13.26%
Foreign currency liabilities (%)        100,00
Local currency liabilities (%)            0,00


NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long-term bank liabilities were as follows:

                                              Years to Maturity
                                       --------------------------------
Bank or Financial          Currency      More than 1     More than 2      Total long        Average       Total long
Institution                                up to 2         up to 3         term at          annual         term at
                                                                        September 30,   interest rate   September 30,
                                                                             2005                            2004
                                            ThCh$           ThCh$            ThCh$                           ThCh$
BANCO SANTANDER         Other currency             0         582,698          582,698         13.27%          898,262
BANCO ITAU              Other currency             0               0                0                         126,896
BANCO BOSTON            Other currency        29,736          16,805           46,541         13.28%          209,567
DEXIA BELGIUM                US$                   0               0                0                      50,173,360
                                              29,736         599,503          629,239                      51,408,085

Foreign currency        100,00
  liabilities (%)

NOTE 22 - LONG- AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2007 and semiannual interest payments. At the closing of 2005 and 2004, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:

                                                                                                                  Placement
                            Interest                                                                               in Chile
 Nominal Value  Currency      rate      Maturity rate       Term                              Par Value           or abroad
                                                          Interest    Amortization  September 30,  September 30,
                                                            paid         period         2005           2004
 1,980,000      UF        6.2%         June 1, 2008     HALF YEARLY     DEC.2005    16,305,553     17,009,033     CHILE
 3,700,000      UF        6.5%         June 1, 2026     HALF YEARLY     DEC.2009     1,397,998        921,355     CHILE
32,076,000      US$       7%           October 1, 2007  HALF YEARLY     10 YEARS             0        704,096     FOREIGN
 4,000,000      US$       7.625%       October 1, 2027  HALF YEARLY     30 YEARS             0         95,643     FOREIGN
                                                                                    17,703,551     18,730,127

 1,980,000      UF        6.2%         June 1, 2008     HALF YEARLY     DEC.2006    19,489,317     31,163,446     CHILE
 3,700,000      UF        6.5%         June 1, 2026     HALF YEARLY     DEC.2009    65,554,972     65,514,063     CHILE
32,076,000      US$       7%           October 1, 2007  HALF YEARLY     10 YEARS    16,974,619     20,117,008     FOREIGN
 4,000,000      US$       7.625%       October 1, 2027  HALF YEARLY     30 YEARS     2,116,800      2,508,668     FOREIGN
                                                                                   104,135,708    119,303,185


NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each end of period were as follows:

                                       Short Term            Long Term
                                       ----------            ---------
                                     2005      2004       2005        2004
                                    ThCh$     ThCh$       ThCh$      ThCh$

Staff severance indemnities         404,789    182,194   4,825,304  2,520,298
Contingencies                        63,106  3,413,000   8,723,394  4,289,809
Taxation on banking transactions
  & social contribution(Brazil)           0          0   8,079,998  5,641,309
Others                                5,342  4,588,869   1,217,356  1,253,876
                         TOTAL      473,237  8,184,063  22,846,052 13,705,292


NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                             2005       2004
                             ThCh$     ThCh$
Beginning balance          2,717,219  2,546,252
Provision for the period   2,678,808    362,687
Payments                    (165,934)  (206,447)
Ending balance             5,230,093  2,702,491


NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.



NOTE 26 - MINORITY INTEREST

                                     2005   2004
LIABILITIES                         ThCh$   ThCh$

Andina Inversiones Societarias         54  52,031
S.A.


                                     2005   2004
INCOME STATEMENT                    ThCh$   ThCh$

Andina Inversiones  Societarias         0  (1,512)
S.A.

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

Movements in shareholders' equity were as follows:

                                                                September 30, 2005
                                   Paid          Reserve
                                    in           Capital         Other       Accumulated       Interim       Net
                                 Capital        Revalued        Reserves        Income        Dividends     Income
                                  ThCh$           ThCh$          ThCh$          ThCh$           ThCh$       ThCh$
Beginning balance             191,027,986               0     14,574,144       56,671,256     (11,583,482)  40,158,726
Distribution of prior-year
  income                                0               0              0       28,575,244      11,583,482  (40,158,726)
Final dividend prior-year
  income                                0               0              0       (3,831,784)              0            0
Capitalization of reserves
  and/or earnings                       0               0              0                0               0            0
Translation adjustment reserve          0               0              0                0               0            0
Additional dividend on
  accumulate earnings                   0               0              0                0               0            0
Translation adjustment                  0               0     (9,794,126)               0               0            0
Additional dividend on
  accumulate earnings                   0               0              0      (55,880,179)              0            0
Capital revalued                        0       4,584,672        349,779          553,117         (49,814)           0
Income for the period                   0               0              0                0               0   31,635,491
Interim dividends                       0               0              0                0      (7,663,567)           0
Ending balance                191,027,986       4,584,672      5,129,797       26,087,654      (7,713,381)  31,635,491
Price level restated balances


                                                                September 30, 2004
                                    Paid         Reserve
                                     in          Capital        Other      Accumulated      Interim         Net
                                  Capital       Revalued      Reserves        Income       Dividends      Income
                                   ThCh$          ThCh$         ThCh$         ThCh$          ThCh$         ThCh$
Beginning balance               186,368,767             0    25,478,595     86,808,880    (11,476,192)   15,754,549
Distribution of prior-year
  income                                 0              0             0      4,278,357     11,476,192   (15,754,549)
Final dividend prior-year
  income                                 0              0             0     (3,831,784)             0             0
Capitalization of reserves
  and/or earnings                        0              0        17,408              0              0             0
Translation adjustment reserve           0              0       859,448              0              0             0
Additional dividend on
  accumulate earnings                    0              0             0    (31,931,531)             0             0
Translation adjustment                   0              0             0              0              0             0
Additional dividend on
  accumulate earnings                    0              0             0              0              0             0
Capital revalued                         0      3,541,007       484,093      1,015,391        (38,318)            0
Income for the period                    0              0             0              0              0    24,001,849
Interim dividends                        0              0             0              0     (7,663,567)            0
Ending balance                 186,368,767      3,541,007    26,839,544     56,339,313     (7,701,885)   24,001,849
Price level restated balances  191,959,830      3,647,237    27,644,730     58,029,492     (7,932,942)   24,721,904

b) Number of shares:

Series Subscribed Shares Paid in sharesNumber of shares with voting rights

A     380,137,271       380,137,271   380,137,271
B     380,137,271       380,137,271   380,137,271

c)       Capital:

Series Subscribed Capital   Paid in Capital
         ThCh$                   ThCh$
A      95,513,993             95,513,993
B      95,513,993             95,513,993


d) Other reserves:

Other reserves at each end of period were as follows:

                                         2005               2004
                                         ThCh$              ThCh$
Reserve for cumulative translation
  adjustments(1)                       4,152,963         26,649,994
Reserve for technical reappraisal
  of property, plant and equipment        70,753             80,681
Other                                    906,081            914,055
Total                                  5,129,797         27,644,730

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                              Foreign exchange generated
                                     Balance        during the period      Balance
Subsidiary                       January 1, 2005       Investment     September 30, 2005
                                     ThCh$               ThCh$              ThCh$
Rio de Janeiro Refrescos Ltda.       7,883,209        (6,528,245)        1,354,964
Embotelladora del Atlantico S.A.     6,063,880        (3,265,881)        2,797,999
Total                               13,947,089        (9,794,126)        4,152,963

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                       2005           2004
                                                       ----           ----
                                                      ThCh$          ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment          420,530       213,606
Other income                                           196,577        70,815
Gain on sale of other assets                               415        11,738
Office lease                                                 0        23,406
Sub total                                              617,522       319,565
Translation of Financial Statements (1)              3,379,041             0
                                         Total       3,996,563       319,565

Other non-operating expenses during the period was as follows:

Provision for labor and comercial lawsuits            (328,219)   (2,289,970)
Loss on sale of property, plant and equipment         (200,994)     (281,953)
Obsolence and write-offs of property, plant and
  equipment                                         (1,611,612)     (262,711)
Provision loss of investment in Centralli              (37,510)      (70,545)
Staff severance indemnities                         (2,376,786)      (33,377)
Provision for tax income lawsuit ex Cipet                    0    (1,330,760)
Provision loss of investment in Transora                            (627,794)
Others                                              (1,657,020)   (1,350,559)
                                       Sub-total    (6,212,141)   (6,247,669)
Translation of financial statements(1)                       0      (332,836)
                                         Total      (6,212,141)   (6,580,505)


(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each end of period was as follows:

                                          September 30, 2005 September 30, 2004
                                                ThCh$              ThCh$

Assets - (charges)/credits         Index
Inventories                          CPI        105,531            221,945
Property, plant and equipment        CPI      1,641,238          1,421,024
Investments in related companies     CPI      3,697,156          2,905,397
Cash, Time Deposits, Mareketeable
  Securities                         CPI        288,293            276,092
Trade Accounts Receivable, Notes
  Receivable,                        CPI          1,449                  0
Receivables
Recoverable taxes                    CPI         79,346              1,335
Other current assets                  UF         43,776             34,825
Other current assets                 CPI         70,059            125,777
Goodwill                             CPI         88,761             25,709
Other long term assets               CPI      4,008,053          4,101,651
Other non monetary assets            CPI              0                  0
Costs and Exenses accounts           CPI      2,373,846          1,890,948
Total (charges)/credits                      12,397,508         11,004,703


Liabilities - (charges)/credits
Shareholders' equity                 CPI     (5,437,755)        (5,002,173)
Short and long term bank
  liabilities                        CPI       (488,132)          (282,982)
Short and long term bonds payable     UF     (2,266,837)        (1,815,489)
Short and long term bonds payable    CPI       (501,312)          (543,384)
 Other current liabilities            UF        (52,508)            51,978
 Other current liabilities           CPI        (70,954)           (31,982)
 Other long term liabilities         CPI       (145,926)                 0
Non monetary liabilities             CPI     (2,977,445)                 0
Income accounts                      CPI              0         (2,171,117)
Total (charges) credits                     (11,940,869)        (9,795,149)
Price-level restatement (loss)
  gain                                          456,639          1,209,554

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

                                                       Currency   September 30, 2005   September 30, 2004
                                                                        ThCh$                ThCh$
Assets - (charges)/credits
Cash                                                     US$            (394,425)                2,377
Time dposits                                             US$                (691)                    0
Marketable securities                                    US$            (379,927)             (346,452)
Other receivables                                        US$              (4,088)               17,827
Short term notes and accounts receivable related         US$          (3,118,320)              294,925
  companies
 Inventories                                             US$              22,546                21,276
 Other current assets                                    US$             521,186               336,877
Other assets                                             US$          (9,431,978)              946,123
Property, plant & equipment                              US$                (105)                    0
Total (charges) credits                                  US$         (12,785,802)            1,272,953

Liabilities - (Charges) / credits
Short term liabilities banks and financial
  institutions                                           US$           3,092,532            1,274,984
Bonds payable                                            US$             134,182              133,062
Accounts payable                                         US$              56,987              (21,089)
Provisions                                               US$              38,240               16,798
Other current liabilities                                US$           (402,656)             (747,082)
Bonds payable-long term                                  US$           1,084,238              186,156
Total (charges) credits                                  US$           4,003,523              842,829
Foreign exchange gain (loss) on income                                (8,782,279)           2,115,782

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2005 and 2004.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$1,241,240. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2005 amounted to ThCh$123,957 (ThCh$123,957 in 2004).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

Cash Flow Statement

                                                2005      Maturity Date     2004      Maturity Date
                                               -----      -------------     ----      -------------
                                               ThCh$                       ThCh$
Expenses

Dividend payments                           (3,831,784)  Oct, 26, 2005  (3,946,738)  Oct. 28, 2004
Additions to property, plant and equipment  (2,182,234)  Nov, 30, 2005  (2,766,099)  Nov. 30, 2004
Additions to property, plant and equipment    (236,527)  Dec, 15, 2005     (57,196)  Dec. 15, 2004
Additions to property, plant and equipment    (357,746)  Oct, 31, 2005
Total expenses                              (6,608,291)                 (6,770,033)

Income
Sale of property, plant and equipment           32,687   Nov 15, 2005      45,555    Nov 15, 2004
Total Income                                    32,687                     45,555
Total Net                                   (6,575,604)                (6,724,478)

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at September 30, 2005 were as follows:


                                                                     Hedged item or
                                                                      transaction
                                                                -----------------------
                                                      Position                             Hedged
                                  Maturity  Specific  Parchase                             item
Derivative  Contract    Value     Period    Item       /sale    Concept       Amount       value
----------  --------  ----------  --------  --------  --------  ---------   -----------  ----------
                        ThCh$                                                  ThCh$       ThCh$

                                  IV        US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       4,577,204  2005      Rate          S     bonds US$     6,109,191   4,577,936

                                  I         US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       2,685,414  2006      Rate          S     bonds US$     3,609,383   2,697,231

                                  I         US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       2,653,820  2007      Rate          S     bonds US$     3,718,120   2,686,823

                                  III       US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       2,655,107  2007      Rate          S     bonds US$     3,499,387   2,629,572

                                  IV        US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE      40,869,124  2007      Rate          S     bonds US$    47,599,704  40,831,088

                                  I         US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       7,960,227  2008      Rate          S     bonds US$    10,456,161   8,863,608

                                  II        US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       8,246,691  2008      Rate          S     bonds US$    10,880,974   8,119,771

                                  III       US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE      12,997,845  2008      Rate          S     bonds US$    17,227,178  13,073,537

                                  IV        US$
                                  QUARTER   Exchange            Long term
SWAP        CCPE       5,363,221  2013      Rate          S     bonds US$     7,260,554   5,441,048

                                  IV        US$                 Short
                                  QUARTER   Exchange            term bank
SWAP        CCPE      31,512,231  2005      Rate          P     liabilities  30,893,575  28,753,713

                                  IV        US$                 Suppliers
                                  QUARTER   Exchange            foreign
FR          CCTE       6,530,613  2005      Rate          P     exchange      5,953,500

                                  IV        US$                 Suppliers
                                  QUARTER   Exchange            foreign
FR          CCTE       2,138,496  2005      Rate          S     exchange      1,949,573


                                              Assets/liabilities          Effect on income
                                            -------------------------  ----------------------
                                  Maturity
Derivative  Contract    Value     Period         Item        Amount     Realized   Unrealized
----------  --------  ----------  --------  --------------  ---------  ----------  ----------
                        ThCh$                                 ThCh$      ThCh$

                                  IV         Other current
                                  QUARTER    and long
SWAP        CCPE       4,577,204  2005       term assets    1,800,950     403,436           0

                                  I          Other current
                                  QUARTER    and long
SWAP        CCPE       2,685,414  2006       term assets    1,057,818     213,315           0

                                  I          Other current
                                  QUARTER    and long
SWAP        CCPE       2,653,820  2007       term assets    1,047,919     206,573           0

                                  III        Other current
                                  QUARTER    and long
SWAP        CCPE       2,655,107  2007       term assets    1,047,578     203,756           0

                                  IV         Other current
                                  QUARTER    and long
SWAP        CCPE      40,869,124  2007       term assets    7,994,511   3,264,834           0

                                  I          Other current
                                  QUARTER    and long
SWAP        CCPE       7,960,227  2008       term assets    3,142,236     628,841           0

                                  II         Other current
                                  QUARTER    and long
SWAP        CCPE       8,246,691  2008       term assets    3,252,562     755,739           0

                                  III        Other current
                                  QUARTER    and long
SWAP        CCPE      12,997,845  2008       term assets    5,034,283   1,047,116           0

                                  IV         Other current
                                  QUARTER    and long
SWAP        CCPE       5,363,221  2013       term assets    2,110,725     432,490           0

                                  IV         Other current
                                  QUARTER    and long
SWAP        CCPE      31,512,231  2005       term assets    2,471,607  (2,471,607)          0

                                  IV         Other current
                                  QUARTER    and long
FR          CCTE       6,530,613  2005       term assets      520,374           0    (520,374)

                                  IV         Other current
                                  QUARTER    and long
FR          CCTE       2,138,496  2005       term assets      170,400           0     170,402

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,762,522. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$7,008,528. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$68,303. In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b. Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c. Direct guarantees

Guarantees at September 30, 2005 were as follows:

                                                                                             Balances pending at end
                               Debtor                            Assets involved                of period Sept. 30
                    -----------------------------             ----------------------         ------------------------
                                                    Type of                   Book
Guarantee creditor  Name               Relation    guarantee     Type        value              2005           2004
------------------  -----------------  ----------  ---------  -----------  ----------        ----------     ---------

ADUANA DE BUENOS    EMBOTELLADORA DEL  Subsidiary  Guarantee  Inventories   6,895,967                 0             0
AIRES/CUSTOMS       ATLANTICO
UNIAO FEDERAL       RIO DE JANEIRO     Subsidiary  Mortgage   Warehouse        58,909            65,608        66,617
                    REFRESCOS LTDA
STATE OF RIO DE     RIO DE JANEIRO     Subsidiary  Judicial   Real         11,918,229         9,670,841             0
JANEIRO             REFRESCOS LTDA.                Deposit    Estate
PODER JUDICIARIO    RIO DE JANEIRO     Subsidiary  Judicial   Judicial      8,230,013                 0             0
                    REFRESCOS LTDA                 Deposit    Deposit


NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at September 30, 2005 were as follows:


           Guarantor            Type of Guarantee         Amount  Currency  Transaction
           ---------            -----------------         ------  --------  -----------

Soc. Las Nipas                        Policy               6,971    U.F.    Advertising Agreement
Soc. Com. Itahue Ltda.                Policy               5,000    U.F.    Advertising Agreement
Distribuidora Monserrat S.A.          Policy               3,920    U.F.    Advertising Agreement
Soc. Administradora Plaza Cent.       Policy               3,076    U.F.    Advertising Agreement
Empresa KHS                          Receipt             214,800    US$     Guarantee on machinery acquired
Russel W. Coffin                 Letter of Credit     39,751,706    US$     Purchase of  Nitvitgov Refrigerantes S.A.
CONFAB                               Mortgage         30,000,000    US$     Purchase of Rio de Janeiro Refrescos Ltda.
Several Clients                      Deposits            922,324    US$     Guarantee on bottles
Soc. Com. Champfer                   Mortgage            515,255    US$     Distributor Credit
Mac Coke Dist. Beb.                  Mortgage            450,005    US$     Distributor Credit
Tigresa Com. Beb.                    Mortgage            301,503    US$     Distributor Credit
Franciscana Dist.                    Mortgage            258,753    US$     Distributor Credit
Dist. Real Cola (Apucarana)          Mortgage            247,502    US$     Distributor Credit
Dist Uniao De Itaperuna              Mortgage            239,402    US$     Distributor Credit
Aguiar Distrib.de Bebidas Ltda       Mortgage            180,452    US$     Distributor Credit
MBM Softdrink dist                   Mortgage            167,402    US$     Distributor Credit
Rosas de Casimiro                    Mortgage            162,002    US$     Distributor Credit
ASXT Fluminense softdrink dist       Mortgage            139,501    US$     Distributor Credit
Softdrink distr.Tche de Iguacu       Mortgage             96,751    US$     Distributor Credit

NOTE 37 - LOCAL AND FOREIGN CURRENCY

Assets at each end of period were composed of local and foreign currencies as follows:

                                                                  September      September
                                                                  30, 2005       30, 2004
                                          Currency                 Amount         Amount
                                          -------------------    -----------    -----------
                                                                    ThCh$           ThCh$

Current Assets
Cash                                      Non-Indexed Ch$          2,867,999      2,353,392
-                                         US$                      6,401,323      1,447,119
-                                         AR$                      1,370,445        968,832
-                                         R$                       1,829,441      1,313,101
Time Deposits                             US$                     43,055,424            149
-                                         R$                      19,674,758              0
Marketeable Securities                    Non-Indexed Ch$          9,444,312     10,480,041
-                                         US$                     10,275,680     14,467,072
Trade accounts receivable                 Non-Indexed Ch$         12,267,359     12,852,105
-                                         US$                      1,240,758         75,409
-                                         AR$                      1,644,688      3,213,994
-                                         R$                       6,340,742      6,756,387
Notes receivable                          Non-Indexed Ch$          4,711,817      5,057,128
-                                         AR$                        197,544        303,042
-                                         R$                       1,224,923      1,290,702
Other receivables                         Non-Indexed Ch$          4,631,112      2,965,793
-                                         US$                      1,015,971        606,458
-                                         AR$                        893,676        336,119
-                                         R$                       6,109,560      3,796,790
Notes receivable from related companies   AR$                        165,004              0
Inventories                               Non-Indexed Ch$          1,705,790              0
-                                         Indexed Ch$              3,564,296      8,112,354
-                                         US$                      5,262,899      1,165,704
-                                         AR$                      3,223,679      9,045,159
-                                         R$                       7,283,758      6,481,105
Recoverable Taxes                         Non-Indexed Ch$          3,453,036        635,429
-                                         Indexed Ch$                      0         56,121
-                                         AR$                      1,298,977        992,955
-                                         R$                       6,908,515      3,504,589
Prepaid Expenses                          Non-Indexed Ch$          1,556,688      1,585,567
-                                         Indexed Ch$                      0         65,822
-                                         US$                        104,854        156,426
-                                         AR$                        174,594         65,283
-                                         R$                         331,702        369,620
Deferred taxes                            AR$                              0        188,580
Other current assets                      Non-Indexed Ch$          1,273,727      2,078,358
-                                         US$                      5,463,565      3,479,659

                                                                  September      September
                                                                  30, 2005       30, 2004
                                          Currency                 Amount         Amount
                                          -------------------    -----------    -----------
                                                                    ThCh$           ThCh$

-                                         AR$                      1,784,318      1,276,898
-                                         R$                       1,189,157        758,338
Property, Plant and equipment
Property, Plant and equipment             Indexed Ch$             66,253,319     69,766,122
-                                         US$                     76,215,633     98,398,810
Other assets
Investment in related companies           Indexed Ch$             18,136,995     17,989,641
-                                         US$                        953,517      1,812,456
-                                         R$                       1,379,473              0
Investment in other companies             US$                         13,301         56,963
-                                         Indexed Ch$                 41,206              0
Goodwill                                  Non-Indexed Ch$            670,281        797,931
-                                         US$                     74,371,585     95,025,991
Long term debtors                         AR$                         38,377         56,404
-                                         Non-Indexed Ch$            112,000              0
Notes receivable related companies        Indexed Ch$                 30,657         85,739
-                                         R$                          51,163              0
Intangibles                               US$                        422,388      3,023,799
Amortization                              US$                       -235,695     -2,775,462
Diferred taxes                            AR$                        117,477              0
Others                                    Non-Indexed Ch$          4,758,452      5,074,372
-                                         US$                    120,814,647    175,924,780
-                                         AR$                      2,440,184      2,553,517
-                                         EURO                     9,750,442     24,705,748
Total Assets
                                          Non-Indexed Ch$         47,452,573     43,880,116
                                          US$                    345,375,850    392,865,333
                                          AR$                     13,348,963     19,000,783
                                          R$                      52,323,192     24,270,632
                                          Indexed Ch$             88,026,473     96,075,794
                                          EURO                     9,750,442     24,705,748

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:


                                                               Up to 90 days                         90 days to 1 year
                                                    ------------------------------------   -------------------------------------
                                                     September 30,      September 30,       September 30,       September 30,
                                                         2005               2004                2005                2004
                                                    -----------------  -----------------   ------------------  -----------------
                                                                Int.               Int.                Int.               Int.
                                     Currency        Amount     Rate    Amount     Rate     Amount     Rate     Amount    Rate
                                     -----------    ----------  -----  ----------  -----   ----------  ------  ---------  ------
                                                       ThCh$             ThCh$               ThCh$               ThCh$
Short term bank liabilities          US$            34,958,441  4.76%  17,059,292  1.87%   42,688,013   6.51%         0
-                                    AR$                     0          2,147,956  7.80%    5,792,009   8.92%         0
Current portion of long term bank    US$                     0                  0                   0            417,179   6.51
liabilities
-                                    R$                      0                  0             579,820  13.26%    846,125  13.50%
Current portion of bonds payable     Indexed Ch$    17,703,551  6.22%  17,930,389  6.22%            0                  0
-                                    US$                     0            799,738  7.07%            0                  0
Dividends payable                    Indexed Ch$     4,001,708          4,085,496                   0                  0
Accounts payable                     Non-indexed    15,936,143         21,110,063                   0                  0
                                     Ch$
-                                    US$             3,948,512          3,961,356                   0                  0
-                                    AR$             3,660,994          3,410,782                   0                  0
-                                    R$              8,254,035          5,993,444                   0                  0
-                                    Other                   0              3,406                   0                  0
                                     currencies
Other creditors                      US$               322,809                  0                   0                  0
-                                    AR$                46,965            107,428                   0             63,897
-                                    R$              2,630,275          3,696,929                   0                  0
Notes and accounts payable related
  companies                          Non-indexed     4,409,351                  0                   0                  0
                                     Ch$
-                                    Indexed Ch$             0          4,276,849                   0                  0
-                                    US$                11,808                  0                   0          1,225,535
-                                    R$              1,452,335                  0                   0            123,144
Provisions                           Non-indexed       473,092          4,833,812                   0                  0
                                     Ch$
-                                    US$                     0            739,777                   0                  0
-                                    AR$                   145                857                   0                  0
-                                    R$                      0                  0                   0          2,609,617
Withholdings                         Non-indexed             0          2,152,071                   0                  0
                                     Ch$
-                                    Indexed Ch$     4,593,609          4,291,933                   0                  0
-                                    AR$             2,101,828          1,885,198                   0                  0
-                                    R$                      0                  0           2,828,077            485,612
Income taxes                         Non-indexed             0                  0           3,405,114          2,386,515
                                     Ch$
-                                    AR$                     0                  0           1,013,505          1,172,537
                                     R$                      0                  0           2,632,034                  0
Unearned Income                      Non-indexed        18,142             71,750                   0                  0
                                     Ch$
                                     US$               249,206                  0                   0                  0
Deferred Taxes                       Non-indexed       901,395                  0                   0                  0
                                     Ch$
                                     AR$                     0                  0             119,347                  0
Other current liabilities            Non-indexed     5,315,823          2,283,377                   0                  0
                                     Ch$
Total Current Liabilities
                                     US$            39,490,776         22,560,163          42,688,013          1,642,714
                                     AR$             5,809,932          7,552,221           6,924,861          1,236,434
                                     R$             12,336,645          9,690,373           6,039,931          4,064,498
                                     Indexed Ch$    26,298,868         30,584,667                   0                  0
                                     Non-indexed
                                       Ch$          27,053,946         30,451,073           3,405,114          2,386,515
                                     Other
                                       currencies            0              3,406                   0                  0

c.1) Long - term liabilities at September 30, 2005 were composed of local and foreign currencies as follows:

                                         1 to 3 years           3 to 5 years         5 to 10 years          Over 10 years
                                    ---------------------  --------------------  --------------------  ----------------------
                                                 Average               Average               Average                Average
Caption               Currency       Amount     int rate    Amount    int rate    Amount     int rate    Amount     int rate
-----------------    -----------    ----------  ---------  ---------  ---------  ----------  --------  ----------   ---------
                                      ThCh$                  ThCh$                 ThCh$                 ThCh$
Long term bank
  liabilities        R$                629,239                     0                      0                     0
Bonds payable        Indexed Ch$    19,489,317       6.2%  3,856,175      6.50%  19,280,874     6.50%  42,417,923       6.50%
-                    US$            16,974,619         7%          0                      0             2,116,800      7.625%
Other creditors      $AR                87,731                     0                      0                     0
-                    R$                      0                     0                 62,195                 7,774
Provisions           Indexed Ch$             0                     0                      0             4,252,880
                     Non-indexed       572,424                     0                      0                     0
                     Ch$
                     $AR             2,979,878                     0                      0                     0
                     R$             15,040,870                     0                      0                     0
Other Liabilities    Non-indexed             0                     0              4,516,221                     0
                     Ch$
                     $AR                     0             1,912,220                      0                     0
                     R$              1,279,994                     0                      0                     0
Total Long Term
  Liabilities
                     R$             16,950,103                     0                 62,195                 7,774
                     Indexed Ch$    19,489,317             3,856,175             19,280,874            42,417,923
                     US$            16,974,619                     0                      0             2,116,800
                     $AR             3,067,609             1,912,220                      0                     0
                     Indexed Ch$             0                     0                      0             4,252,880
                     Non-indexed       572,424                     0              4,516.221                     0
                     Ch$

c.2) Long - term liabilities at September 30, 2004 were composed of local and foreign currencies as follows:

                                         1 to 3 years           3 to 5 years         5 to 10 years          Over 10 years
                                    --------------------  ---------------------  --------------------  ----------------------
                                                 Average               Average               Average                Average
Caption               Currency       Amount     int rate    Amount    int rate    Amount     int rate    Amount     int rate
-----------------    -----------    ----------  --------  ----------  ---------  ----------  --------  ----------   ---------
                                      ThCh$                  ThCh$                 ThCh$                 ThCh$
Long term bank
  liablities         US$            50,173,360     6.51%           0                      0                     0
-                    $R                312,025    14.68%     922,700     15.60%           0                     0
Bonds payable        Indexed Ch$    19,565,686      6.2%  11,597,760       6.2%  19,268,853      6.5%  46,245,210        6.5%
-                    US$                     0            20,117,008       7.0%           0             2,508,668      7.625%
Other creditors      $R                182,483                     0                      0                     0
Provisions           Indexed Ch$       534,025                     0                      0             3,217,078
-                    Non-Indexed        23,069                     0                      0                     0
                     Ch$
-                    $AR               624,995                     0                      0                     0
-                    $R              9,306,125                     0                      0                     0
Deferred Income      Non-Indexed       627,992                     0                      0                     0
taxes                Ch$
Other Liabilities    US$                     0                     0              5,406,815                     0
-                    $R                204,783                     0              1,665,430                     0
Total Long Term
  Liabilities
                     US$            50,173,360            20,117,008              5,406,815             2,508,668
                     $R             10,005,416               922,700              1,665,430                     0
                     Indexed Ch$    20,099,711            11,597,760             19,268,853            49,462,288
                     Non-Indexed       651,061                     0                      0                     0
                     Ch$
                     $AR               624,995                     0                      0                     0

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

Increase of Concentrate Prices in Brazil

Subsequent to September 30 of the year 2005, the Company was notified by "The Coca-Cola Company" regarding its decision to increase concentrate prices for carbonated soft drinks in Brazil. This would be a gradual price increase, which will start at the beginning of the year 2006 up to the end of the year 2008.

As a consequence of this decision, the Company estimates there will be a US$0.8 million effect over our costs during the first year (2006), reaching at the end of the three years (2008 and thereafter) an annual additional cost of US$2.4 million.

The Company is currently analyzing measures to partially or completely mitigate the effects over our costs.

No other events of a financial or any other nature have occurred between the closing date of the period and the date of preparation of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

On October 17, 2005, Embotelladora Andina S.A. ("Andina"), Vital S.A. ("Vital"), Coca-Cola Embonor S.A., ("Embonor") and Embotelladoras Coca-Cola Polar S.A. ("Polar") entered into a "Letter of Intention" to carry out the transactions described below in order to re-structure production and packing of products in the business categories of Waters, Juices and Non-Carbonated Softdrinks, licensed by The Coca-Cola Company ("TCCC") in Chile:

(1) In the Water Category: the Letter of Intention establishes the interest of Andina, Embonor and Polar, whether directly or through the corresponding subsidiaries, to take part respectively as shareholders in the proportions of 56.5%, 26.4% and 17.1% in the company called VA S.A. (VASA), in order to develop the processing, production and packing business of Mineral Water "Vital de Chanqueahue" and other waters and similar products, regardless of their nature, pursuant to the terms of the agreements to be promptly agreed upon between VASA and TCCC.

For these purposes, VASA shall acquire from Vital S.A. all of the assets that the latter company uses for the water production, processing and packing at its Chanqueahue plant.

If this transaction is performed, their aforesaid share participation will be acquired by Embonor and Polar by paying to the Andina subsidiaries (the current shareholders in VASA), the base prices, equivalent in pesos to 178,430 Unidades de Fomento ("UF") and 115,574 UF, respectively,

Additionally, subject to TCCC's authorization and upon the execution of the definite agreements, Andina, Embonor and Polar may also produce and pack other Water trademarks to be franchised by TCCC in their territories.

(2) Regarding the Category of Juices and Non-Carbonated Beverages, it was agreed that Andina, Embonor and Polar will have the rights to acquire from Vital S.A. the products under the trademarks "Kapo", "Andina Nectar", "Andina Hi-C" and "Andina Fruit", and other trademarks and produce them in its own territories, pursuant to the terms of the agreements to be promptly agreed upon by each bottler with TCCC. Consequently, Embonor and Polar shall pay to Vital S.A the base prices equivalent in pesos to 196,486 UF and 51,981 UF, respectively. The right to purchase these products from Vital S.A. shall be at the prices and in the conditions that are applicable to maximum volumes and terms determined by the parties, and such right shall in any case be effective until December 31, 2015.

The Letter of Intention is merely a statement of intention of the aforesaid parties regarding what is stated in the preceding paragraphs, but it is not an obligation of each thereof to materialize such intention, nor does it contain the obligation to indemnify any party who does not wish to carry out such Letter of Intention.

If the above described transactions are executed, the agreements, shareholders agreements and other authorizations and documents, shall be executed by December 31, 2005.

Dividend Payments

On October 26, 2005, the following interim dividend No. 148 was paid against 2005 income:

a) Ch$4.80 (four point eighty Chilean pesos) per Series A share; and

b) Ch$5.28 (five point twenty-eight Chilean pesos) per Series B share.

No other events of a financial or any other nature have occurred between the closing date of the period and the date of preparation of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.


NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$575,317 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$124,643.

I. ANALYSIS OF THE FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2005.

Highlights

o For the third quarter of 2005, Consolidated Operating Income reached US$28.1 million, reflecting an increase of 16.9% compared to the same period last year. Operating Margin was 13.5%.

o Consolidated Sales Volume grew 4.5% during the quarter, reaching 87.9 million unit cases.

o During the third quarter, EBITDA reached US$42.5 million, a 4.1% improvement compared to the third quarter of 2004. EBITDA Margin was 20.4%.

o Consolidated Operating Income for the nine months ended September 30, 2005 was US$89.4 million, an increase of 18.9% when compared to same period of last year. Operating Margin was 14.2%.

o Consolidated Sales Volume for the nine months ended September 30, 2005 totaled 273.3 million unit cases, a 7.8% improvement year-over-year.

o Consolidated EBITDA was US$132.4 million for the nine months ended September 30, 2005, representing 5.3% growth. EBITDA Margin was 21%.

o Net Income for the nine months ended September 30, 2005 reached US$59.8 million, 28% higher than the comparable period of 2004.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

"Perspectives remain stable in the region, leading to solid results for the period ended September 30, 2005. The Company's implemented strategies have been successful, and we view the remainder of the year with optimism."

CONSOLIDATED SUMMARY

Nine Months Ended September 30, 2005 vs. Nine Months Ended September 30, 2004

The resulting numbers as of September 30, 2005 reflect several improvements. The region has continued recovering demand for products of mass consumption, but for the second semester the comparative base has become more difficult given the results achieved during the same period of the year 2004. Currencies have continued to appreciate, which has partially offset price increases of certain raw materials. As of September 30, 2005, on average, the Chilean peso has appreciated 12.9%, the Brazilian real 20.7% and the Argentine peso 2.7%.

As of September 30, 2005, Consolidated Sales Volume reached 273.3 million unit cases, an increase of 7.8%, with soft drink Sales Volume increasing by 8.4%. The three franchises of the Company increased total volume as follows: Chile 4.2%, Brazil 12.2% and Argentina 6.4%.

Net Sales amounted to US$630.5 million, an 8.8% improvement compared to 2004. This was due to a combination of higher volume, price adjustments and more favorable exchange rates, that affected positively the translation of figures to Chilean Gaap.

Cost of Sales per unit case decreased 0.9% compared to the same period of 2004, due to operational efficiencies, effective negotiations and the revaluations of the Chilean peso, the Brazilian real and Argentine peso, despite cost pressures particularly related to resin and sugar.

On the other hand, SG&A increased 9% due to higher volumes, increased freight costs as a result of higher oil prices and an increase in marketing expenses.

Operating Income was US$89.4 million, an 18.9% improvement over the US$75.2 million reported as of September 30, 2004. Operating Margin was 14.2%, an increase of 121 basis points.

Consolidated EBITDA amounted to US$132.4 million, a 5.3% increase from the same period of last year. EBITDA Margin was 21% of Net Sales.

Third Quarter 2005 vs. Third Quarter 2004

During the third quarter of 2005, consolidated Sales Volume reached 87.9 million unit cases, representing a 4.5% increase with respect to the same period of last year.

Net Sales amounted to US$208.5 million, an 8% increase over the third quarter of 2004. This was a result of higher volumes, price adjustments and more favorable exchange rates for the translation of figures. Regarding Costs and Expenses, explanations for the third quarter 2005 are similar to those mentioned for the nine months ended September 30, 2005.

Operating Income reached US$28.1 million, a 16.9% increase when compared to the US$24 million reached during the same period of the previous year. Operating Margin was 13.5% of Net Sales, an improvement of 101 basis points.

Consolidated EBITDA for the third quarter reached US$42.5 million, an increase of 4.1%. This represented 20.4% of Net Sales.


                               [GRAPHICS OMITTED]

SUMMARY BY COUNTRY

Chile

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004

Sales Volume increased 4.2%, reaching 93.8 million unit cases for the first nine months of 2005. This volume increase is mainly attributed to the immediate consumption formats (7.3%), the Light segment (10.2%), as well as the water segment (14.3%).

Net Sales amounted to US$285.6 million, representing a 4.5% increase compared to the same period of the previous year. The increase in accumulated Net Sales is best explained by higher volumes.

Operating Income was US$61.7 million, a 7.9% improvement compared to the first nine months of 2004. Operating Margin was 21.6%, representing an improvement of 68 basis points.

EBITDA amounted to US$80.6 million, a 2.8% increase over the US$78.4 million reached in the previous year. EBITDA margin was 28.2% of Net Sales.


Third Quarter 2005 vs. Third Quarter 2004

The third quarter of 2005 was defined by adverse weather conditions compared to the third quarter of 2004. As a result, Sales Volume grew by 1.9%, reaching 30.3 million unit cases. Soft drinks increased 0.6%, while the water segment experienced a significant 24.1% growth during the quarter. It is worth mentioning that during the quarter we launched two important products to reinforce the water segment, Dasani (in July 2005) and Dasani Citrus (in September 2005), both offered in the PET 500 cc and PET 1.5 lt formats.

Net Sales reached US$92.7 million, a 3.6% improvement over the third quarter of 2004. Net Sales per unit case increased 1.7%, a positive reflection of the price increases, which took place at the end of the first half 2005.

Cost of Sales per unit case remained constant, with a Gross Margin of 40.5%, representing an improvement of 87 basis points compared to the third quarter of the previous year.

Operating Income amounted to US$19.9 million, increasing 7.8%. Operating Margin was 21.5%, an improvement of 83 basis points.

EBITDA totaled US$26.4 million, representing an increase of 4.4% compared to the EBITDA reported in the third quarter of 2004. EBITDA Margin was 28.5% of Net Sales.

Brazil

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004

Sales Volume reached 108.5 million unit cases, a 12.2% increase compared to the previous year. The soft drink segment increased 13.2%.

Net Sales amounted to US$216.4 million, representing accumulated growth of 17.7%. Net Sales per unit case grew 5%, affected by several factors, such price adjustments and more favorable exchange rates (the Real appreciated 20.7% on average). This situation was partially offset by a format mix focused more on future consumption, which has a lower collection per unit case.

Cost of Sales increased 13.5%, reflecting a cost increase per unit case of only 1.2%. Locally, the Company has experienced cost savings as a result of the appreciation of the Brazilian Real (which has a positive effect over our dollar-denominated costs), as well as the effective negotiations for the anticipated purchase of raw materials, despite the increases of resin and sugar prices.

Operating Income totaled US$21.3 million, a 51.2% improvement compared to the same period of 2005. EBITDA totaled US$34.6 million, an 11.7% increase. Operating Margin was 9.8%, while EBITDA Margin 16%.

Third Quarter 2005 vs. Third Quarter 2004

During the third quarter of 2005, Sales Volume reached 34.8 million unit cases, an 8.2% increase versus the same period of 2004. This is the sixth quarter of consecutive growth for our operations, with a harder comparable basis. It is also worth mentioning that during the quarter returnable formats increased 15.9% with regards to the third quarter of 2004.

Net Sales totaled US$72.8 million, an improvement of 17.7%. This was a result of higher volumes and a more favorable exchange rate that affects positively the translation of figures. The average appreciation of the Brazilian Real for the third quarter was 21.7%.

Operating Income amounted to US$6.7 million, a 78.5% increase from the same period of last year, with an Operating Margin of 9.2%, representing an improvement of 314 basis points.

EBITDA totaled US$11.3 million, a 12.1% increase compared to the US$10.1 million reached during the third quarter of 2004.

Argentina

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004

Sales Volume for the period reached 71 million unit cases, representing an improvement of 6.4% compared to the same period of the previous year. This growth was led by returnable formats, which as of September 30, 2005, represented more than 50% of total sales volume, as well as our core brands.

Net Sales reached US$135.5 million, a 5.4% increase when compared to last year, principally due to the aforementioned increase in volumes and price increases.

Operating Income totaled US$12.7 million, an increase of 19.2% over last year, with an Operating Margin of 9.4% representing an improvement of 108 basis points.

EBITDA was US$23.4 million, while EBITDA Margin totaled 17.3% of Net Sales.

Third Quarter 2005 vs. Third Quarter 2004

Sales Volume for the third quarter 2005 totaled 22.8 million unit cases, which reflects a 2.8% increase with respect to the same period last year. Soft drinks improved 3.1%. It is worth mentioning that this period was affected by supply interruptions to our clients as a result of labor and transportation stoppages and blocked access to our plant, led by Argentine national unions. This situation has also affected several other companies.

Net Sales reached US$45.9 million, a 5% improvement compared to the third quarter of 2004. This improvement resulted from an increase in volumes and price adjustments in local currency.

Operating Income reached US$3.6 million, representing a decrease of 13.5% with regards to the US$4.2 million recorded during the third quarter of 2004. This drop is fully explained by the lower Operating Income achieved by the Argentine packaging division. This was explained by higher costs associated with the increase in the price of resin in dollars, in addition to increased expenses from salary adjustments carried out by decree, as well as raw material increases affected by oil prices. The Argentine beverage division has also undergone significant cost increases, particularly labor costs, that to date have been absorbed by improved efficiencies and price increases.

Operating Margin was 7.9% of Net Sales, while EBITDA amounted to US$7 million, representing 15.2% of Net Sales.

NON-OPERATING RESULTS

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004

Non-Operating Results totaled a loss of (US$20.1 million), which compares positively to a higher accumulated loss of (US$24 million) recorded for the same period of 2004.

This loss reduction in the Non Operating Result line is explained by:

Financial Expenses/Income (Net): Reflects a positive variation as a consequence of extraordinary income due to bond sales together with better results from Cross Currency Swap Agreements. This was partially offset by the lower fluctuation of the Chilean exchange rate that affected the positive U.S. Dollar net asset position of Andina (this effect is in the Price Level Restatement line).

Finally, Net Income amounted to US$59.8 million, an increase of 28% versus the Net Income reported as of September 30, 2004.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2005, the Company's financial assets amounted to US$425.8 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 82.5% of the total financial assets are U.S. dollar-denominated. However, through "Cross-Currency Swaps" carried out in July 2003, August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing to 32.5% the amount denominated in US dollars.

On the other hand, the Company's total debt was US$394.9 million, with an average annual rate of 6.78% on U.S. dollar debt, and an average real rate of 5.36% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 32.7% of total debt.

Therefore, even though the Company paid an extraordinary dividend totaling US$96.1 million in May 2005, the Company still holds a positive net cash position of US$30.9 million.


Main Indicators

                  INDICATORS                       Unit         Sep-05        Dic-04       Sep-04           Variance
----------------------------------------------   ------         ----------    ---------    ---------        --------
LIQUIDITY
    Current Ratio                                 Times               1,06         1,24         0,98          0,08
    Acid Tests                                    Times               0,93         1,05         0,76          0,18
    Working Capital                                MCh$             38.580       34.217       13.908         24.672
ACTIVITY
    Investments                                    MCh$             17.354       25.847       19.129         -1.775
    Inventory turnover                            Times               9,71        12,40         8,44          1,26
    Days of inventory on hand                      Days              37,09        29,02        42,65          -5,56
INDEBTEDNESS


    Debt to equity ratio                            %              121.79%       99.32%      101.52%         20.28%
    Short-term liabilities to total
    liabilities                                     %               55.64%       36.84%       36.37%         19.27%
    Long-term liabilities to total liabilities      %               44.36%       63.16%       63.63%         -19.27%
    Interest charges coverage ratio               Times              14.33    10.84            12.52          1.81
PROFITABILITY
    Return over equity                              %               11.53%       13.36%        8.03%          3.51%
    Return over total assets                        %                5.50%        6.81%        4.08%          1.43%
    Return over operating assets                    %               11.86%       14.36%        8.46%          3.40%
    Operating income                               MCh$             47.306       64.395       39.771          7.534
    Operating margin                                %               14.18%       15.20%       12.96%          1.21%
    EBITDA (1)                                     MCh$             66.993       90.220       61.918          5.075
    EBITDA margin                                   %                  20%          21%       20.18%         -0.10%
    Dividends payout ratio - Serie A shares         %                6.45%        4.81%        4.70%          1.75%
    Dividends payout ratio - Serie B shares         %                6.77%        5.23%        5.43%          1.34%

    EBITDA (1)                                 Earnings before income taxes,
                                               interests, depreciation,
                                               amortization and extraordinary
                                               items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators show a decrease of 0.7 points regarding the previous period due to the MCh$95,063 decrease of current assets, and a moderate MCh$3,834 increase in current liabilities. In current asserts accounts receivable from related companies and inventories reflected a decrease.

Indicators of indebtedness show an increase of 12.7 percentage points regarding the previous period as a result of a decrease in equity due to payments of definite and additional dividends amounting tto MCh$71,207 and the decrease of MCh$9,794 of the reserve for transalation adjustement, due to the appreciation of Chilean peso in the valuation of investments in foreign susbisidaries, the positive results for the year 2004 as well as for the current period offset the above-mentioned effects.

Operating profitability indicators increased 3.5 percentage points regarding the preivious period, mainly due tto the better results obtained and the effect of the decrease in equity already explained.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

                                           September        September
       Cash Flow (MCH$)                      2005             2004          Variation
--------------------------------           ---------        ---------       ---------
                                              MCh$            MCh$              Ch$
Operating                                     24,343          25,646          (1,305)
Financing                                   (84,737)        (51,715)         (33,022)
Investment                                    69,702          34,779           34,923
Net cash flow for the Period                   9,308           8,711              596

The Company generated a positive net cash flow of MCh$596 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$24,343 representing a decrease of MCh$1,305 regarding last year and is mainly explained by an increase in payments of interest, which was offset by increased collections from clients and a decrease in payments to suppliers.

Financing activities generated a negative cash flow of MCh$84,737 representing a negative variation of MCh$33,022 mainly explained by the payment of the additional dividend and higher loan payments.

Investment activities generated a negative cash flow of MCh$69,702; representing an increase of MCh$34,923 with respect to the previous year, explained mainly by an increase in sales of financial investments.

V. Analysis of Market Risk

Interest Rate Risk

As of September 30, 2005 and 2004, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the Chilean peso. As of September 30, 2005 68.3% of the Company's financial debt was denominated in US dollars (69.3% fin 2004)

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities. For a better understanding, please refer to the Consolidated Financial Statements, this effect is shown in the following table:

                                               Exposure
          Assets        Liabilities       Assets/(Liabilities)
          ------        -----------       --------------------
          ThUS$            ThUS$                 ThUS$
2005      23,802          47,801              (23,999)
2004      23,950          38,657              (14,707)


US dollar denominated assets mainly correspond to corporate bonds and prepayments of raw material supply agreements, US dollar denominated liabilities correspond to bonds payable regarding to the Yankee bonds.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent 31% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.


This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

EMBOTELLADORA ANDINA S.A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                       EMBOTELLADORA ANDINA S.A.


                                       By: /s/ Osvaldo Garay
                                           ------------------------------------
                                           Osvaldo Garay
                                           Chief Financial Officer


Dated: December 27, 2005